Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Sanofi and GSK to join forces in unprecedented vaccine collaboration to fight COVID-19

*	Companies to combine innovative technologies to develop an adjuvanted COVID-19 vaccine

*	Candidate vaccine expected to enter clinical trials in the second half of 2020 and, if successful, to be available in the second half of 2021

PARIS and LONDON – April 14, 2020 - Sanofi and GSK today announce that they have signed a letter of intent to develop an adjuvanted vaccine for COVID-19, using innovative technology from both companies, to help address the ongoing pandemic.

Sanofi will contribute its S-protein COVID-19 antigen, which is based on recombinant DNA technology. This technology has produced an exact genetic match to proteins found on the surface of the virus, and the DNA sequence encoding this antigen has been combined into the DNA of the baculovirus expression platform, the basis of Sanofi’s licensed recombinant influenza product in the US.

GSK will contribute its proven pandemic adjuvant technology. The use of an adjuvant can be of particular importance in a pandemic situation since it may reduce the amount of vaccine protein required per dose, allowing more vaccine doses to be produced and therefore contributing to protect more people.

“As the world faces this unprecedented global health crisis, it is clear that no one company can go it alone.” says Paul Hudson, Chief Executive Officer, Sanofi. “That is why Sanofi is continuing to complement its expertise and resources with our peers, such as GSK, with the goal to create and supply sufficient quantities of vaccines that will help stop this virus.”

“This collaboration brings together two of the world’s largest vaccines companies.” says Emma Walmsley, Chief Executive Officer, GSK. “By combining our scientific expertise, technologies and capabilities, we believe that we can help accelerate the global effort to develop a vaccine to protect as many people as possible from Covid-19.”

The combination of a protein-based antigen together with an adjuvant is well-established and used in a number of vaccines available today. An adjuvant is added to some vaccines to enhance the immune response and has been shown to create a stronger and longer- lasting immunity against infections than the vaccine alone. It can also improve the likelihood of delivering an effective vaccine that can be manufactured at scale.

The companies plan to initiate phase I clinical trials in the second half of 2020 and, if successful, subject to regulatory considerations, aim to complete the development required for availability by the second half of 2021.

As previously announced by Sanofi, development of the recombinant-based COVID-19 vaccine candidate is being supported through funding and a collaboration with the Biomedical Advanced Research and Development Authority (BARDA), part of the office of the Assistant Secretary for Preparedness and Response at the U.S. Department of Health and Human Services. The companies plan to discuss funding support with other governments and global institutions prioritising global access.

“Strategic alliances among vaccine industry leaders are essential to make a coronavirus vaccine available as soon as possible,” says BARDA Director, Rick A. Bright, Ph.D. “Development of the adjuvanted recombinant-based COVID-19 vaccine candidate holds the potential to lower the vaccine dose to provide vaccine to a greater number of people to end this pandemic, and help the world become better prepared or even prevent future coronavirus outbreaks.”

The companies have set up a Joint Task Force, co-chaired by David Loew, Global Head of Vaccines, Sanofi and Roger Connor, President Vaccines, GSK. The taskforce will seek to mobilize resources from both companies to look for every opportunity to accelerate the development of the candidate vaccine.

Considering the extraordinary humanitarian and financial challenge of the pandemic, both companies believe that global access to COVID-19 vaccines is a priority and are committed to making any vaccine that is developed through the collaboration affordable to the public and through mechanisms that offer fair access for people in all countries.

These efforts mark a significant milestone in Sanofi’s and GSK’s ongoing contributions to help fight COVID-19. The companies have entered into a Material Transfer Agreement to enable them to start working together immediately. Definitive terms of the collaboration are expected to be finalised over the next few weeks.

About GSK

GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. GSK is the leading manufacturer of vaccines globally. For further information please visit www.gsk.com

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Media Relations Contact Marion Breyer Tel.: +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations Contact Felix Lauscher Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

Sanofi Forward-Looking Statements

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